FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated April 12, 2005 (“SingTel Introduces The Sony Ericsson P910i Smartphone With BlackBerry Connect ")	Page No 3

Document 1

April 12, 2005

FOR IMMEDIATE RELEASE

SingTel Introduces the Sony Ericsson P910i Smartphone with BlackBerry Connect

Singapore and Waterloo, ON — Singapore Telecommunications Limited (SingTel), Sony Ericsson Mobile Communications and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have announced the availability of BlackBerry Connect™ for the Sony Ericsson P910i smartphone to SingTel customers in Singapore.

BlackBerry Connect enables the P910i to connect to push-based BlackBerry® services, operating on an efficient and reliable communications platform that automatically delivers email and other data to and from the smartphone. Customers will be able to access BlackBerry services on the P910i while maintaining the existing P910i experience and functionality. “We’re delighted to be adding BlackBerry Connect to the palette of solutions we support with our P910i, thereby further expanding customer choice. The P910i smartphone is a multi-faceted device which offers productivity, entertainment and communications and our agreement with SingTel ensures that our customers have access to this proven, market-leading mobile e-mail and data solution,” says Jack Tan, Branch Manager, Sony Ericsson Singapore.

“SingTel’s customers have been able to enjoy the benefits of wireless email access on their BlackBerry handhelds since last year. We are pleased to work with Sony Ericsson to enable more of our end-user customers to enjoy the BlackBerry service on the P910i as well. Our customers can also look forward to SingTel’s robust GPRS network and strong international roaming capabilities to enable them to access their email wirelessly in over 100 networks worldwide,” said Vanessa Chow, SingTel’s Deputy Director, Product Marketing (Consumer Business).

“Customers around the world depend on the push-based BlackBerry architecture and infrastructure to remain connected to business and personal information while on the go,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “With BlackBerry Connect, SingTel’s customers will be able to enjoy the many features of the Sony Ericsson P910i together with the added benefit of BlackBerry connectivity.” The P910i is a high-quality communications tool for voice calls, text and picture messaging, and email, as well as providing full PDA/organizer functions. In addition, it is a camera-phone capable of recording video and still images and provides a good gaming experience on the 262K color touch-screen. The wide range of applications available for download enables the P910i to do much more than making voice calls, thereby increasing its value for both consumers and operators. The P910i is based on the open Symbian OS v7.0 and the established UIQ user interface.

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About Sony Ericsson Mobile Communications

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with head quarters in London, the company employs 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.SonyEricsson.com

About SingTel

SingTel is Asia’s leading communications group with operations and investments around the world. With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 35 offices in 16 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners

The Group also has major investments in India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia’s largest multi-market mobile operator, serving almost 62 million customers in six markets.

SingTel employs more than 19,000 people worldwide and had a turnover of S$12.0 billion (US$7.17 billion) and net profit after tax of S$4.49 billion (US$2.68 billion) for the year ended 31 March 2004. More information can be found @ www.singtel.com and www.optus.com.au.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Courtney Flaherty
Brodeur for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Sony Ericsson Mobile Communications
Asia Pacific Region
Koh Poh Lee
Public Relations Manager
Tel: +65 6880 8363
Email: pohlee.koh@sonyericsson.com

SingTel
Andrienne Tho (Ms)
Corporate Communications Manager
Tel: +65 6838 4934
Email: andrienne@singtel.com

Investor Contact:
Research In Motion Investor Relations
1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	April 12, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller